UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049734

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66201

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAZARD ASSET MANAGEMENT SECURITIES LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

30 Rockefeller Plaza, 55TH Floor
(No. and street)

New York	**New York**	**10112**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Massaroni **212-632-2654**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☼ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Robert M. Massaroni, affirm, that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lazard Asset Management Securities LLC, as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Finance Director, Financial and Operations Principal

State of New York
County of New York
Sworn to before me this 26th day of Feb 2015.

Notary Public

ROSALIE RICHICHI
Notary Public, State of New York
No. 4956322
Qualified in New York County
Commission Expires Sept. 18, 2017

LAZARD ASSET MANAGEMENT SECURITIES LLC

(SEC I.D. No. 8-66201)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934 as a **PUBLIC DOCUMENT**.

LAZARD ASSET MANAGEMENT SECURITIES LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lazard Asset Management Securities LLC:

We have audited the accompanying statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lazard Asset Management Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH	$ 3,259,610
RESTRICTED CASH	100,000
DISTRIBUTION FEES RECEIVABLE	1,224,397
PREPAID EXPENSES	383,661
RECEIVABLE FROM PARENT	25,423
TOTAL ASSETS	$ 4,993,091

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Distribution fees payable	$ 1,682,993
Accrued expenses	116,241
Total liabilities	1,799,234
MEMBER'S EQUITY	3,193,857
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,993,091

See notes to statement of financial condition

1. ORGANIZATION

Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003, and commenced operations on April 1, 2004. The Company is a wholly-owned subsidiary of Lazard Asset Management LLC (the "Parent"), a wholly-owned subsidiary of Lazard Frères & Co. LLC. The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the National Futures Association ("NFA") and is registered with the Commodities and Futures Trading Commission ("CFTC") as an Introducing Broker. The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds. The Company also acts as an introducing broker on behalf of certain customer accounts through a fully disclosed clearing agreement with Pershing LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition is prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the statement of financial condition in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Accounting estimates reflected in the financial statements include accruals for distribution fees, professional fees, and expenses allocated from the Parent.

Cash and Cash Equivalents — The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. As of December 31, 2014, no cash equivalents were held by the Company.

The Company maintains substantially all cash at one major financial institution, which exceeds the FDIC insured amount.

Restricted Cash — The Company maintains a balance on deposit in a restricted cash account as required by the fully disclosed clearing agreement with Pershing.

Distribution Fees — Pursuant to distribution agreements, the Company acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc., service class shares of the Portfolios of Lazard Retirement Series, Inc., and shares of certain Lazard Alternative Investment Trusts, (collectively, the "Funds"). The Company earns distribution fee revenue equal to 0.25% of the average daily net assets of the Funds. The company also recognizes distribution fee expense related to costs incurred with third party distributors who sell shares of the Funds to investors. Distribution fees receivable and distributions fees payable represent those fees which are receivable from the Funds and those fees which are payable to third party brokers as of December 31, 2014, respectively.

Prepaid Expenses — Prepaid expenses primarily consist of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Fair Value of Financial Assets and Liabilities — Financial assets and liabilities, such as cash, are recorded at fair value or carrying amounts that approximate fair value as a result of the short-term to maturity of the instruments.

3. INCOME TAXES

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. As of December 31, 2014, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

4. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. As of December 31, 2014, the Company's net capital and minimum net capital required were $1,560,376 and $119,950, respectively. The Company's aggregate indebtedness to net capital ratio was 1.15:1 as of December 31, 2014.

The Company has entered into an agreement with Pershing LLC ("Pershing"), its clearing broker, which allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (commonly referred to as a "PAIB") and to permit the correspondent to use PAIB in its capital computations.

5. COMMISSIONS AND CLEARING FEES

Pershing acts as the clearing broker on behalf of the Company's customers' accounts through a fully disclosed clearing agreement with the Company. Pershing is responsible for carrying and clearing transactions, executing orders for the purchase or sale of securities, and monitoring customer accounts to ensure they comply with applicable rules and requirements.

In addition, Pershing executes orders for the purchase or sale of securities on behalf of the customers of the Company, resulting in commissions due to the Company. Commissions are settled on a monthly basis.

The Company does not hold customer securities or customer funds.

6. RELATED PARTY TRANSACTIONS

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on revenues.

Reimbursement From Parent — The Company is reimbursed by its Parent for all operating expenses, excluding distribution fees and clearing expenses, and including the allocated costs noted above. As of December 31, 2014, the Company's receivable from parent related to such reimbursement was $25,423.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of issuance of the statement of financial condition. Based on such evaluation, no events were discovered that required disclosure or adjustment to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Lazard Asset Management Securities LLC:

We have reviewed management's statements, included in the accompanying Lazard Asset Management Securities LLC Exemption Report, in which (1) Lazard Asset Management Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period from June 1, 2014 through December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2015

LAZARD
ASSET MANAGEMENT

Lazard Asset Management Securities LLC Exemption Report

Lazard Asset Management Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), (the "exemption provision") and

(2) the Company met the exemption provision for the period from June 1, 2014 through December 31, 2014, without exception.

Lazard Asset Management Securities LLC

By: ______________________________
Finance Director, FINOP

February 26, 2015